SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           DEPARTMENT 56 INCORPORATED
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    249509100
                                 (CUSIP Number)


   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No.  249509100

     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Donald A. Yacktman

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [  ]
                                                                    (b)  [x ]


     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
                     5  SOLE VOTING POWER
      NUMBER OF
                        70,000
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                        744,054 (see footnote 1)
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                        70,000
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                        3,714,715 (see footnote 1)

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,784,715


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [_]

         Not Applicable


    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         18.37% (see footnote 2)


    12   TYPE OF REPORTING PERSON

         IN


   1 Represents shares beneficially owned by Yacktman Asset Management Co.; the undersigned holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.

   2 Based upon an aggregate of 20,603,817 shares outstanding at October 4, 1997.

   CUSIP No.  249509100


     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         The Yacktman Funds, Inc. - 36-3831621

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [  ]
                                                                    (b)  [X ]

     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland


                     5  SOLE VOTING POWER
      NUMBER OF
                     6  SHARED VOTING POWER
                        2,190,000
        SHARES
                        -0-
     BENEFICIALLY

                     7  SOLE DISPOSITIVE POWER
       OWNED BY

                        -0-
         EACH

      REPORTING     8   SHARED DISPOSITIVE POWER

        PERSON          -0-

         WITH
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,190,000


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [_]


         Not Applicable
    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.63% (see footnote 1)


    12   TYPE OF REPORTING PERSON

         IV


   1 Based upon an aggregate of 20,603,817 shares outstanding at October 4, 1997.

   CUSIP No.  249509100


     1   NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Yacktman Asset Management Co. - 36-3780592

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [  ]
                                                                    (b)  [X]


     3   SEC USE ONLY



     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
                     5  SOLE VOTING POWER
      NUMBER OF
                        744,054
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                        -0-
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                        3,714,715
      REPORTING

        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH
                        -0-

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,714,715


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                           [_]


         Not Applicable

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         18.03% (see footnote 1)


    12   TYPE OF REPORTING PERSON

         IA


        Based upon an aggregate of 20,603,817 shares outstanding at October 4, 1997.

             This Amendment No. 1 to the undersigned's Schedule 13G, which was originally filed on March 7, 1997 (the "Schedule 13G") with regard to Department 56 Incorporated (the "Issuer") is being filed to amend Item 4 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.


   Item 4.   Ownership.

             Donald A. Yacktman

             (a)  Amount Beneficially Owned:  3,784,715
             (b)  Percent of Class:  18.37%
             (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:    70,000
                  (ii) shared power to vote or to direct the vote: 744,054
                  (iii) sole power to dispose or to direct the
                       disposition of:  3,714,715
                  (iv) shared power to dispose or to direct the
                       disposition of:  3,784,715

             The Yacktman Funds, Inc.
             (a)  Amount Beneficially Owned:  2,190,000
             (b)  Percent of Class:  10.63%
             (c)  Number of shares as to which such person has:
                  (i)  sole power to vote or to direct the vote:  2,190,000
                  (ii) shared power to vote or to direct the vote:  -0-
                  (iii) sole power to dispose or to direct the
                       disposition of:   -0-
                  (iv) shared power to dispose or to direct the
                       disposition of:   -0-

             Yacktman Asset Management Co.

             (a)  Amount Beneficially Owned:  3,714,715
             (b)  Percent of Class:  18.03%
             (c)  Number of shares as to which such person has:
                  (i)  sole power to vote or to direct the vote:  744,054
                  (ii) shared power to vote or to direct the vote:  -0-
                  (iii) sole power to dispose or to direct the
                       disposition of:   3,714,715
                  (iv) shared power to dispose or to direct
                       the disposition of:    -0-

   Item 10.  Certification.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 5, 1998
   Date



   /s/ Donald A. Yacktman
   Donald A. Yacktman

   THE YACKTMAN FUNDS, INC.


   By:  /s/ Donald A. Yacktman
        Donald A. Yacktman
        President



   YACKTMAN ASSET MANAGEMENT CO.


   By:  /s/ Donald A. Yacktman
        Donald A. Yacktman
        President